EXHIBIT 99.1

Tekmira Provides Update on Collaboration With U.S. Government's TMT Program

VANCOUVER, British Columbia, Aug. 31, 2012 (GLOBE NEWSWIRE) -- Tekmira Pharmaceuticals Corporation (Nasdaq:TKMR) (TSX:TKM), a leading developer of RNA interference (RNAi) therapeutics, today announced that the U.S. Department of Defense (DoD) has extended the period of a temporary stop-work order with respect to Tekmira's TKM-Ebola program.

It is expected that by September 30, 2012, Tekmira will receive notification whether the DoD will cancel the stop-work order; terminate the contract; or further extend the stop-work order period, if necessary.

On August 6, 2012, Tekmira disclosed that it had received a temporary stop work order with respect to its TKM-Ebola program due to recently imposed funding constraints at the DoD. TKM-Ebola is being developed under a contract awarded by the U.S. Government's Transformational Medical Technologies Program. Other contractors have received similar notices as the DoD is under recently imposed funding constraints.

About RNAi and Tekmira's LNP Technology

RNAi therapeutics have the potential to treat a broad number of human diseases by "silencing" disease causing genes. The discoverers of RNAi, a gene silencing mechanism used by all cells, were awarded the 2006 Nobel Prize for Physiology or Medicine. RNAi therapeutics, such as "siRNAs," require delivery technology to be effective systemically. Tekmira believes its LNP technology represents the most widely adopted delivery technology for the systemic delivery of RNAi therapeutics. Tekmira's LNP platform is being utilized in multiple clinical trials by both Tekmira and its partners. Tekmira's LNP technology (formerly referred to as stable nucleic acid-lipid particles or SNALP) encapsulates siRNAs with high efficiency in uniform lipid nanoparticles that are effective in delivering RNAi therapeutics to disease sites in numerous preclinical models. Tekmira's LNP formulations are manufactured by a proprietary method which is robust, scalable and highly reproducible and LNP-based products have been reviewed by multiple FDA divisions for use in clinical trials. LNP formulations comprise several lipid components that can be adjusted to suit the specific application.

About Tekmira

Tekmira Pharmaceuticals Corporation is a biopharmaceutical company focused on advancing novel RNAi therapeutics and providing its leading lipid nanoparticle delivery technology to pharmaceutical partners. Tekmira has been working in the field of nucleic acid delivery for over a decade and has broad intellectual property covering LNPs. Further information about Tekmira can be found at www.tekmirapharm.com. Tekmira is based in Vancouver, B.C.

The Tekmira Pharmaceuticals logo is available at http://www.globenewswire.com/newsroom/prs/?pkgid=8319

Forward-Looking Statements and Information

This press release contains "forward-looking statements" or "forward-looking information" within the meaning of applicable securities laws (collectively, "forward-looking statements"). Forward-looking statements are generally identifiable by use of the words "believes," "may," "plans," "will," "anticipates," "intends," "budgets," "could," "estimates," "expects," "forecasts," "projects," and similar expressions, and the negative of such expressions. Forward-looking statements in this news release include statements about Tekmira's strategy, future operations, clinical trials, prospects and plans of management; Tekmira's RNAi product development programs; the effects of TKM-Ebola as a treatment of the Ebola virus; and the anticipation of a decision regarding the stop-work order from the U.S. Department of Defense by September 30, 2012.

With respect to the forward-looking statements contained in this news release, Tekmira has made numerous assumptions regarding, among other things: LNP's status as a leading RNAi delivery technology; the effectiveness of Tekmira's TKM-Ebola product candidate as a treatment for the Ebola virus; and the DoD's ability to provide a decision on the stop-work order by September 30, 2012. While Tekmira considers these assumptions to be reasonable, these assumptions are inherently subject to significant business, economic, competitive, market and social uncertainties and contingencies.

Additionally, there are known and unknown risk factors which could cause Tekmira's actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements contained herein. Known risk factors include, among others: the possibility that the DoD may terminate its funding of Tekmira's collaboration with the TMT program; TKM-Ebola may never receive FDA approval; there may be no further innovations to Tekmira's LNP technology platform; further development of Tekmira's LNP technology may not support late stage clinical development and commercialization of TKM-Ebola or other LNP-enabled products; the possibility that other organizations have made advancements in RNAi delivery technology that Tekmira is not aware of; and Tekmira's development programs, including TKM-Ebola, will not result in expected results on a timely basis, or at all.

A more complete discussion of the risks and uncertainties facing Tekmira appears in Tekmira's Annual Report on Form 20-F for the year ended December 31, 2011, which is available at www.sedar.com or at www.sec.gov/edgar. All forward-looking statements herein are qualified in their entirety by this cautionary statement, and Tekmira disclaims any obligation to revise or update any such forward-looking statements or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, except as required by law.

CONTACT: Investors
         Jodi Regts
         Director, Investor Relations
         Phone: 604-419-3234
         Email: jregts@tekmirapharm.com

         Media
         David Ryan
         Longview Communications Inc.
         Phone: 416-649-8007
         Email: dryan@longviewcomms.ca